Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
Supplement dated May 16, 2025
to Pricing Supplement dated April 22, 2025
Equity Index Underlying Supplement dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Prospectus dated February 21, 2024



Principal at Risk Accelerated Participation Securities
Linked to the S&P 500® Index
(the "Reference Asset")
CUSIP: 40447CDX5
(the "APS")

This document supplements the offering document referenced above, including in connection with any secondary market transactions in the APS by HSBC Securities (USA) Inc. and its affiliates. Terms used but not defined in this supplement have the meanings set forth in those offering documents.

In the pricing supplement, dated April 22, 2025 and filed with the Securities and Exchange Commission (the "SEC") on April 24, 2025 (the "Pricing Supplement"), the Initial Value was defined, as with respect to the Reference Asset, the arithmetic average of its Official Closing Levels during the Initial Valuation Period, with the Initial Valuation Period being each Scheduled Trading Day from and including April 17, 2025 to and including May 16, 2025 (as listed in Annex A hereto) on which a Market Disruption Event does not occur [1]. Capitalized terms used but not defined herein have the meanings ascribed to those terms in the Pricing Supplement.

The Initial Value of the Reference Asset is 5,608.33.

Date No.	Scheduled Trading Day	Official Closing Level of the Reference Asset
1	April 17, 2025	5,282.70
2	April 21, 2025	5,158.20
3	April 22, 2025	5,287.76
4	April 23, 2025	5,375.86
5	April 24, 2025	5,484.77
6	April 25, 2025	5,525.21
7	April 28, 2025	5,528.75
8	April 29, 2025	5,560.83
9	April 30, 2025	5,569.06
10	May 1, 2025	5,604.14
11	May 2, 2025	5,686.67
12	May 5, 2025	5,650.38
13	May 6, 2025	5,606.91
14	May 7, 2025	5,631.28
15	May 8, 2025	5,663.94
16	May 9, 2025	5,659.91
17	May 12, 2025	5,844.19
18	May 13, 2025	5,886.55
19	May 14, 2025	5,892.58
20	May 15, 2025	5,916.93
21	May 16, 2025	5,958.38
SUM of Closing Levels / Number of Valuation Dates		117,775.00 / 21
	Arithmetic Mean	5,608.33 [1]

[1] Rounded to three decimal points

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the APS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page 6 of the Pricing Supplement, page S-1 in the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the APS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the APS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Pricing Supplement dated April 22, 2025:
  https://www.sec.gov/Archives/edgar/data/83246/000110465925038440/tm2511073d139_424b2.htm

- The Equity Index Underlying Supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

- The prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

- The prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm